BB

SECUR 05039560 SSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52236

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Collins Stewart (Securities) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 Pine Street – 30th Floor
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Kimberlin — (212) 208-3858
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2005 WASH. D.C. 179

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant mu supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

03/21 S.

AFFIRMATION

I, John G. Kimberlin III, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Collins Stewart (Securities) Inc., formerly known as Praxis Capital Inc. (the "Company"), for the year ended December 31, 2004, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

John G Kimberlin III 2/24/05

Signature Date

Chief Financial Officer

Title

Subscribed and Sworn to before me
on this 24th day of February 2005

Sewkumari Deonarine

Notary Public

SEWKUMARI DEONARINE-HOSSAIN
Notary Public, State of New York
No. 01DE5024101
Qualified in Suffolk County
Commission Expires Feb. 22, 2006

Deloitte.

Deloitte Tax LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Collins Stewart (Securities) Inc:

We have audited the accompanying statement of financial condition of Collins Stewart (Securities) Inc., formerly known as Praxis Capital Inc., (the "Company") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Collins Stewart (Securities) Inc. at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 10, 2005

COLLINS STEWART (SECURITIES) INC.
(formerly known as PRAXIS CAPITAL INC.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CASH	$ 10,000
SHORT-TERM INVESTMENTS	793,100
PREPAID EXPENSES	2,700
TOTAL	$ 805,800

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES -	
Due to affiliates	$ 18,200
STOCKHOLDER'S EQUITY	787,600
TOTAL	$ 805,800

See notes to statement of financial condition.

COLLINS STEWART (SECURITIES) INC.
(formerly known as PRAXIS CAPITAL INC.)

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2004

1. ORGANIZATION

Collins Stewart (Securities) Inc., formerly known as Praxis Capital Inc., (the "Company") is a registered broker/dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is engaged primarily as a trader of U.S. government securities and corporate debt from its offices in New York. The Company is a wholly-owned subsidiary of Tullett Liberty Direct Inc., which is a wholly-owned subsidiary of Collins Stewart Tullett Holdings Inc. ("CSTHI") formerly known as Tullett Liberty Investment Corp. ("TLIC"), which is 97.3% owned subsidiary of Tullett Liberty Limited, which is a wholly-owned subsidiary of Collins Stewart Tullett plc ("CST").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates— The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Securities Transactions— Securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Cash— The cash is held on deposit at one U.S. financial institution.

Short-term Investments— Short-term investments consists of money market funds held with one U.S. financial institution.

Fair Values of Financial Instruments— The carrying amounts of financial instruments reported in the statement of financial condition approximate their fair values.

Income Taxes— The Company is included in the consolidated U.S. Federal and combined state and local income tax returns of CSTHI. Amounts due to or receivable from CSTHI, with respect to current income taxes, are settled currently.

3. REGULATORY REQUIREMENTS

As a broker/dealer registered with the SEC and the NASD, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to $100,000. At December 31, 2004, the Company had net capital of approximately $768,900, which was approximately $668,900 in excess of the minimum net capital requirement. The Company is exempt from the provisions of SEC Rule 15c3-3 relating to the maintenance of customer reserve accounts and the possession or control of customer securities pursuant to paragraph (k)(2)(ii), since the Company does not hold funds or securities of customers.

Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

4. EMPLOYEE BENEFIT PLANS

CSTHI maintains a Retirement and Savings Plan (the "Plan") pursuant to Section 401(k) of the Internal Revenue Code for its wholly-owned U.S. operations. The Plan, a defined contribution plan covering all employees over the age of 21, is funded by contributions of its employees.

5. MARKET AND CREDIT RISK

The Company executes securities transactions on a proprietary principal basis. Substantially all transactions settle within one to three business days for cash. The Company has a policy of reviewing, on an ongoing basis, the credit standing of its counterparties, which are primarily U.S. financial institutions.

The Company may be exposed to off-balance-sheet credit risk from unsettled transactions including fails to deliver/receive. In the event a counterparty is unable to fulfill its purchase or sale transaction, the Company may be then obligated to purchase or sell the applicable securities at market value which may result in a loss if the amount is different from the contract amount of the transaction.

6. RELATED PARTY TRANSACTIONS

Due to affiliate represents amounts payable to CSTHI for $18,200. Such amount consists of taxes and non-interest bearing cash advances which are payable on demand.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 10, 2005

Collins Stewart (Securities) Inc.
80 Pine Street, 30th Floor
New York, New York 10005

In planning and performing our audit of the financial statements of Collins Stewart (Securities) Inc., formerly known as Praxis Capital Inc., (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 10, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP